Exhibit 99.1

NEWS RELEASE

Endeavour Silver Forecasts Eighth Consecutive Year of Production Growth,
60% Mine Expansion Now Underway to Fill Plant to Capacity at Guanajuato

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Vancouver, Canada – January 31, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) (FRANKFURT:EJD) announced today that it is forecasting its eighth consecutive year of production growth for 2012.  The Company owns and operates two high grade, underground, silver-gold mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Endeavour’s silver production is forecast to rise 16% in 2012 to 4.3 million ounces (oz) and gold production is anticipated to increase 24% to 26,000 oz (5.6 million oz of silver equivalent production at the current silver:gold ratio of approximately 50:1) as shown in the table below.

Mine	Silver (M oz)	Gold (K oz)	Ore Tonnes per Day
Guanacevi	2.7	6	increase from 1000 tpd to 1200 tpd
Guanajuato	1.6	20	increase from 1000 tpd to 1600 tpd

Total	4.3	26	increase from 2000 tpd to 2800 tpd

Cash costs of production are expected to remain in the US$5.50 to US$6.00 per oz range, but will continue to be subject to industry-wide rising cost pressures, partly offset by rising gold credits at both mines.  Assuming US$30 silver and US$1500 gold, Endeavour anticipates its mine operating profit margin will exceed US$24 per oz in 2012.

As a result of recent exploration successes at Guanajuato and Guanacevi, Endeavour’s Board of Directors has approved plans for a 60% ramp up of mine production at Guanajuato from the current 1000 tonnes per day (tpd) output to the 1600 tpd plant capacity, and a 20% mine and plant expansion at Guanacevi from the current 1000 tpd to 1200 tpd, both to be completed by the end of 2012.

Capital investments include mine and plant infrastructure upgrades, new mine equipment and accelerated mine development.  These expansion programs are both part of the Company’s US$42.5 million capital budget for 2012, including US$21.3 million for Guanacevi and US$20.6 million for Guanajuato, which should readily be covered by the Company’s anticipated 2012 cash-flow.

Modest quarterly increases in silver and gold production are anticipated in the first half of 2012 as management focuses on mine development, plant optimization, and other capital programs. However, metal production is expected to accelerate in the second half of 2012 as the capital programs gain traction.
Bradford Cooke, Chairman and CEO, commented, “Endeavour is on track to deliver its eight consecutive year of production growth in 2012 thanks to our philosophy of continuous improvement.  Every year we acquire prospective new exploration properties.  Every year, we make new discoveries to boost our resources and reserves.  This allows Endeavour to expand production and cash flow each year, which provides the fuel for our future growth.  In addition to delivering annual organic growth, this winning formula also allows Endeavour to grow through strategic acquisitions as well.  With over US$155 million in working capital and substantial silver and gold inventories, the Company is well positioned to execute its business plan in 2012.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.